UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UNIONBANCAL CORPORATION

(Name of Issuer)

Common Stock, par value $1.00 per Share

(Title of Class of Securities)

908906100

(CUSIP Number)

Katsumi Hatao

Executive Officer & General Manager

Global Planning Division

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8388, Japan

81-3-3240-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copies to:

Donald J. Toumey

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

September 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 908906100	13D	Page ____of ____ Pages

1.	NAME OF REPORTING PERSON: Mitsubishi UFJ Financial Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITHFN	7. SOLE VOTING POWER: 135,542,151
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 135,542,151
10. SHARED DISPOSITIVE POWER: -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 135,542,151
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 96.8%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

FN:	The number of Shares beneficially owned by the Reporting Persons as set forth herein reflects the applicable numbers as of September 30, 2008, which is the date as of which the Depositary has its most recently available information.

CUSIP NO. 908906100	13D	Page ____of ____ Pages

1.	NAME OF REPORTING PERSON: The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITHFN	7. SOLE VOTING POWER: 135,542,151
8. SHARED VOTING POWER: -0-
9. SOLE DISPOSITIVE POWER: 135,542,151
10. SHARED DISPOSITIVE POWER: -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 135,542,151
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 96.8%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

FN:	The number of Shares beneficially owned by the Reporting Persons as set forth herein reflects the applicable numbers as of September 30, 2008, which is the date as of which the Depositary has its most recently available information.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $1.00 per share (the “Shares”), of UnionBanCal Corporation, a Delaware Corporation (the “Company”). The address of the principal executive offices of the Company is 400 California Street, San Francisco, California 94104-1302.

Item 2.	Identity and Background

This Statement is being filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”, together with MUFG, the “Reporting Persons”) with respect to the Shares.

The Reporting Persons, together with certain of their affiliates, have previously filed with the Securities and Exchange Commission (the “SEC”), on February 6, 1997, a Schedule 13G, and amendments thereto on January 11, 1999, February 1, 2000, February 8, 2002, August 30, 2002, September 11, 2003, February 25, 2005, February 10, 2006, January 31, 2007 and February 4, 2008, respectively (the “Schedule 13G”). The Reporting Persons are filing this Statement to supersede the Schedule 13G and to report the transactions and changes in their intentions that are described herein.

The address of the principal business and principal office of each Reporting Person is 7-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan.

MUFG is a bank holding company and joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan. MUFG is one of the world’s largest and most diversified financial groups. MUFG’s services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management, leasing and many more fields of financial services. Additional information concerning MUFG, including its executive officers and directors, is set forth in its Annual Report on Form 20-F for the fiscal year ended March 31, 2008.

BTMU is a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan and a wholly owned subsidiary of MUFG. BTMU is a major commercial banking organization in Japan that provides a broad range of domestic and international banking services from its offices in Japan and around the world. Additional information concerning BTMU, including its executive officers and directors, is set forth in its Annual Report on Form 20-F for the fiscal year ended March 31, 2008.

During the last five years, none of the Reporting Persons and their respective officers and directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 3, 2008, a copy of which is attached hereto as Exhibit 1.

Item 3.	Source and Amount of Funds or Other Consideration

Of the Shares reported on this Statement by the Reporting Persons, 90,217,308 of such Shares were owned before the occurrence of the transactions described in this Statement. The other approximately 45,324,372 Shares reported on this Statement by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $3,331,341,342 with cash consideration. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.	Purpose of Transaction

With respect to the transactions described in this Statement, the Reporting Persons’ purpose is for MUFG to increase its direct and indirect equity interest in the Company from approximately 64.9% before the transactions to, ultimately, 100%. The Reporting Persons believe that their full ownership of the Company will enable them to demonstrate an enhanced commitment to the U.S., as well as to eliminate certain effects associated with the Company’s status as a company with publicly traded common stock, including certain added costs, burdens on management, and possible restraints on the flexibility of the Company’s management to focus on long-term business goals.

In furtherance of the foregoing purposes, on August 18, 2008, the Company, BTMU and Blue Jackets, Inc., a Delaware corporation and a wholly owned subsidiary of BTMU (“Merger Sub”), entered into an Agreement and Plan of Merger (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), pursuant to which BTMU agreed to commence a tender offer (the “Offer”) to purchase all the Shares, other than those Shares held by MUFG or one of its subsidiaries (other than the Company and its subsidiaries) in a proprietary (rather than a fiduciary or bailee) capacity, for $73.50 per Share, net to the seller in cash and without interest (the “ Offer Price”) pursuant to the terms of a Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the SEC on August 29, 2008 under cover of Schedule TO, as amended by Amendment No. 1 filed on September 19, 2008 and Amendment No. 2 filed on September 29, 2008 (the “Schedule TO”). A copy of the Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

The Offer expired at 12:00 midnight, New York City time, on September 26, 2008. Based on its final count, the Depositary for the Offer, Mellon Investor Services LLC, has advised BTMU that approximately 41,736,256 Shares were validly tendered, and not properly withdrawn. Together with the Shares already owned by MUFG and its subsidiaries, including BTMU but not including the Company and its subsidiaries, this represents approximately 94.2% of the total outstanding Shares. Additional shares were guaranteed to be delivered within the next three business days, and, as of September 30, 2008 (the date as of which the Depositary has its most recently available information), a total of approximately 45,324,843 Shares had been delivered. Such Shares, when added to the Shares already owned by MUFG and its subsidiaries, including BTMU but not including the Company and its subsidiaries, represent approximately 96.8% of the total outstanding Shares. All Shares validly tendered, and not withdrawn, prior to the expiration of the Offer were accepted for purchase by BTMU, and payment for such Shares has been made promptly in accordance with the terms of the Offer. The percentages of total outstanding Shares set forth in this Statement are based on the number of total outstanding Shares as of September 30, 2008, which is the date as of which the Transfer Agent has its most recently available information.

Because the Offer resulted in MUFG and its subsidiaries, including BTMU but not including the Company and its subsidiaries, owning at least 90% of the Shares, in accordance with the Merger Agreement, MUFG and BTMU intend to cause Merger Sub to be merged with and into the Company, whereby each Share not previously purchased in the Offer will be converted into the right to receive $73.50 per Share net in cash, subject to the availability of statutory appraisal rights under Delaware law (the “Merger”). Upon consummation of the Merger, it is anticipated that the Shares will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Among the reporting persons on the Schedule 13G were Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) and Mitsubishi UFJ Asset Management Co., Ltd. (“MUAM”), each of which is an affiliate of the Reporting Persons. MUTB and MUAM acquired the Shares reported on the Schedule 13G in a fiduciary capacity and not for the purpose of tendering such Shares into the Offer. Prior to the expiration of the Offer, however, MUTB and MUAM tendered all of the Shares that were held by them in a fiduciary capacity, and BTMU accepted such Shares for purchase.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Schedule TO, which is incorporated herein by reference.

Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional Company securities, or the disposition of Company securities; (ii) an extraordinary corporate transaction, such as a merger (other than a merger with MUFG or one of its affiliates, including the Merger), reorganization or liquidation involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company; (v) any material change in the Company’s current dividend rate or policy, or indebtedness or capitalization; (vi) any other material change in the Company’s corporate structure or business; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated in clauses (i) through (ix). In each of the foregoing cases, however, the Reporting Persons reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of Shares outstanding is assumed to be 140,061,048, which is the most recently available number available to the Transfer Agent.

As of September 30, 2008, MUFG beneficially owns 135,542,151 Shares, representing approximately 96.8% of the outstanding Shares of the Company.

As of September 30, 2008, BTMU beneficially owns 135,542,151 Shares, representing approximately 96.8% of the outstanding Shares of the Company.

None of the Shares reported in rows (11) and (13) of the cover pages to this Statement is a share as to which any Reporting Person has a right to acquire that is exercisable within 60 days. Neither of the Reporting Persons beneficially owns any Shares other than as set forth herein.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or to direct the disposition of Shares beneficially owned by such Reporting Person as indicated in rows (7) through (11) and (13) of the cover pages to this Statement.

(c) Except as described herein, neither of the Reporting Persons has engaged in any transactions in Shares in the past 60 days except transactions in a fiduciary or custodial capacity.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein and as set forth in the Offer to Purchase, dated August 29, 2008 (the “Offer to Purchase”), attached as Exhibit (a)(1)(i) to the Schedule TO, neither of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) among each other or with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, consents or authorizations.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Schedule TO (including without limitation the Offer to Purchase exhibited thereto), which is incorporated herein by reference, and the Merger Agreement (which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference), which is filed as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement.

2.	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. And Merger Sub (as defined therein) dated as of August 18, 2008 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed by the Company on August 19, 2008).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Nobuyuki Hirano
Name:	Nobuyuki Hirano
Title:	Director

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By:	/s/ Nobuyuki Hirano
Name:	Nobuyuki Hirano
Title:	Managing Director

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement.

2.	Agreement and Plan of Merger among UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. And Merger Sub (as defined therein) dated as of August 18, 2008 (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed by the Company on August 19, 2008).